OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2014
Estimated average burden
Hours per response: 8.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **August, 2011**

Commission File Number **001-28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: August 1, 2011

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

MANAGEMENT'S DISCUSSION
AND ANALYSIS

FOR THE THREE MONTHS ENDED APRIL 30, 2011

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three Months Ended April 30, 2011
Discussion Dated July 28, 2011

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of Royal Standard Minerals Inc. (the "Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the first quarter ending April 30, 2011. This MD&A was prepared to comply with National Instrument 51-102 - Continuous Disclosure Obligations. The MD&A was prepared as of July 28, 2011 and should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ending April 30, 2011 together with the notes thereto and the annual consolidated financial statements of the Company for the year ended January 31, 2011 together with the notes thereto. Unless otherwise noted, all amounts reported herein are in United States dollars. The company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook"). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in the condensed interim consolidated financial statements for the three months ending April 30, 2011 and 2010. In this MD&A and the financial statements, the term "Canadian GAAP" refers to Canadian GAAP before the adoption of IFRS. For more information regarding the implementation of IFRS, please see note 2(a) and note 20 of the unaudited condensed interim consolidated financial statements for the three months ending April 30, 2011 and 2010.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.royalstandardminerals.com.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements (if and when they are made) are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. The key risks that could cause actual outcomes and results to differ from those expressed in the forward-looking statements are listed under the heading Risk Factors in this MD&A. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

If and when forward-looking information is set out in this MD&A, the Company will also set out the material risk factors or assumptions used to develop the forward-looking information. Forward-looking information will be updated as required pursuant to the requirements of NI 51-102.

DESCRIPTION OF BUSINESS

The Company is currently active in the States of Nevada and Kentucky, with projects in Nye (the Gold Wedge and Manhattan projects), Elko (the Pinon and Dark Star projects) and Churchill (the Fondaway Canyon and Dixie-Comstock projects) Counties, Nevada and Wolfe (Campton Project) County, Kentucky.

The Company's business objective is to continue to invest in the development of both its Gold Wedge gold prospect and other Nevada projects. The Company is in the process of developing its gold and coal prospects and has not yet determined whether these properties contain any economic gold or coal deposits. The recoverability of the amounts shown for both the gold and coal interests is dependent upon: the selling price of gold and coal at the time the Company intends to mine its properties; the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; government policies and regulations; and future profitable production or proceeds from disposition of such properties.

To date, the Company has not discovered an economic deposit. While discovery of ore-bearing structures may result in substantial rewards, it should be noted that few properties that are explored are ultimately developed into producing mines.

The Company believes that although the exploration of its existing projects is positive, mineral exploration in general is uncertain. As a result, the Company believes that by acquiring additional mineral properties or selling or joint venturing existing mineral properties, it is able to better minimize overall exploration risk. In conducting its search for additional mineral properties, the Company may consider acquiring properties that it considers prospective based on criteria such as the exploration history of the properties, the location of the properties, or a combination of these and other factors. Risk factors to be considered in connection with the Company's search for and acquisition of additional mineral properties include the significant expenses required to locate and establish mineral reserves; the fact that expenditures made by the Company may not result in discoveries of commercial quantities of minerals; environmental risks; risks associated with land title; the competition faced by the Company; and the potential failure of the Company to generate adequate funding for any such acquisitions. See "Risk Factors" below.

If the Company can develop a capital structure that will finance itself for future growth over the next two years the Gold Wedge project will continue to be one of the major focuses of the Company in fiscal 2012. This project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. The Company will also pursue additional advanced exploration extension drilling at the Pinon and Fondaway projects and advance the property's state and federal development permits in fiscal 2012 if new funding is obtained to finance this drilling.

OVERALL PERFORMANCE

As at April 30, 2011 the Company was still seeking a financing and as such was continuing to preserve its cash resources by maintaining its exploration and administrative expenses at a much reduced rate.

The Company continued to strategically review its assets to consider scenarios designed to create some value from the Company's gold and coal exploration portfolio. The Company announced on September 8, 2009 that it had sold its Railroad project and received from an unrelated private company net after payout of the $1.5 million option to purchase 100% of the project $1.2 million, retained a 1% NSR royalty and received 500,000 common shares of the private company. These shares became shares in a public company called Gold Standard Ventures Corp. The Company liquidated these shares to generate cash for operations of the Company.

The Company continued to take steps to reduce the level of its capital outflow until a financing can be completed in order to remain a viable entity. The Company reduced its workforce and cut salaries of all remaining employees and management. The obvious result of this effort was the curtailment of the Gold Wedge project in the near term. The objective was to reduce expenditures on all levels and to only spend capital on projects that enhanced the viability of the Company. Further to that goal the Company aggressively pursued a financing to further the advanced exploration of the Gold Wedge and other projects in Nevada.

The Company incurred a loss in the current and prior periods, with a current net loss of $253,284 during three months ended April 30, 2011 compared to a loss of $441,955 for the three months ending April 30, 2010 and has an accumulated deficit of $38,355,080 (January 31, 2011 - $38,101,796, February 1, 2010 - $36,468,951).

As at April 30, 2011, the Company did not have sufficient cash on hand to fund its committed and discretionary exploration and operating activities for fiscal 2012 at current operating levels. However, on June 29, 2011, the Company entered into a secured bridge loan agreement with $8,000,000 bridge loan available to the Company. The Company may draw down $4,000,000 immediately, and may draw down an additional $4,000,000 upon completing certain operating milestones at the Company's Goldwedge property located in Nye County, Manhattan, Nevada. To date the Company has drawn down $1,224,194.04 of the credit facility.

GOING CONCERN

As at April 30, 2011, the Company did not have sufficient cash on hand to fund its committed and discretionary exploration and operating activities for fiscal 2012 at current operating levels. However, on June 29, 2011, the Company entered into a secured bridge loan agreement with $8,000,000 bridge loan available to the Company. The Company may draw down $4,000,000 immediately, and may draw down an additional $4,000,000 upon completing certain operating milestones at the Company's Goldwedge property located in Nye County, Manhattan, Nevada.

The unaudited condensed interim consolidated financial statements and this MD&A for the three months ended April 30, 2011 have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The unaudited condensed interim consolidated financial statements and this MD&A do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that might be necessary should the Company be unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future.

MINERAL PROPERTIES

Gold Wedge Project

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Company has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. Due to the reduction in expenditures being incurred on this project, completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the Company assay laboratory.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Gold Wedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie-Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result this property is 100% owned by the Company.

The Company has recorded an asset retirement obligation on its Gold Wedge Project in the amount of $156,075, representing the estimated costs of the Company's obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Project Expenditures

During the three months ended April 30, 2011, the Company's exploration and evaluation expenditures on the Gold Wedge Project were $155,353 (three months ended April 30, 2010 - $202,646).

Future Programs

As the Company has obtained financing, management anticipates advancing the production potential on the Gold Wedge project by incurring further exploration expenditures and upgrading the plant. The Company will maintain its 2012 claim renewal fees and will maintain and complete various operational permits with regulatory bodies.

PINON PROJECT

The Company has developed the necessary construction plans for the Pinon project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP). A second objective is to update the feasibility studies for the Pinon near surface oxide deposits.

The Pinon project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $79,100 and incur exploration expenditures totaling $175,000 to keep the leases in good standing for the year ended January 31, 2012. The Company has complied with the expenditure requirements as a result of prior accumulated exploration expenditures carried forward. The lessors will retain a 5% net smelter return royalty.

The Company has recorded an asset retirement obligation, a bond is in place, in the amount of $56,658 on its Pinon Project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities.

Project Expenditures

During the three months ended April 30, 2011, the Company's exploration and evaluation expenditures on the Pinon Project were $4,881 (three months ended April 30, 2010 - $11,325).

Future Programs

The only expenditures anticipated under the Pinon project are to keep the leases in good standing. If additional financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2012.

Fondaway Project

The Fondaway Project is located in Churchill County, Nevada. The Company has leased 130 unpatented mining claims and is obligated to make a payment of $35,000 for the year ended January 31, 2012 to keep the lease in good standing. The lessors will retain a 3% net smelter return royalty on the property.

Project Expenditures
During the three months ended April 30, 2011, the Company's exploration and evaluation expenditures on the Fondaway Project were $nil (three months ended April 30, 2010 - $nil).

The Company will continue to pay all lease payments to keep this project in good standing.

Future Programs

If additional financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2012 on the Fondaway project. However, if financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2012 lease payment obligations and claim renewal fees.

Kentucky Project

During 2008 in an effort to achieve diversity within its natural resource portfolio the Company and Sharpe Resources Corporation ("Sharpe") entered into an option agreement dated November 19, 2008 whereby the Company agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50 % by the Company and 50% by Sharpe.

Sharpe and the Company are related parties due to the fact that they have common management and directors.

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease.

On September 11, 2009 this option agreement was amended to allow the Company to acquire its 50% interest in the properties by advancing to the project $2 million by December 9, 2011.

Project Expenditures

During the three months ended April 30, 2011, the Company's exploration and evaluation expenditures on the Kentucky Project were $14,754 (three months ended April 30, 2010 - $33,307).

Future Programs

The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option on this project. The Company is maintaining the agreements entered into for this project, however does not intend to make any significant expenditures on this project until commodity prices strengthen, a financing can be successfully completed or some value can be obtained from the sale of the property.

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's properties was prepared under the supervision of Roland M. Larsen, the CEO and a director of the Company and a "Qualified Person" within the meaning of National Instrument 43-101.

ENVIRONMENTAL LIABILITIES

The Company is not aware of any environmental liabilities, obligations or responsibilities associated with the Company's coal and gold interests.

SUMMARY OF QUARTERLY RESULTS
The following is a summary of selected financial information of the Company for the quarterly periods indicated:

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three Months Ended April 30, 2011
Discussion Dated July 28, 2011

	Ended Apr-30 2011	Ended Jan-31 2011	Ended Oct-31 2010	Ended Jul-31 2010	Ended Apr-30 2010	Ended Jan-31 2010	Ended Oct-31 2009	Ended Jul-31 2009
Accounting Policies	IFRS	IFRS	IFRS	IFRS	IFRS	Canadian GAAP	Canadian GAAP	Canadian GAAP
Interest Income	497	1,149	130	919	1,023	1,334	2,967	2,296
Foreign Currency	-8,169	12,980	-7,503	-1,751	3,254	3,033	-15,000	15,648
Advances Write-off		-132,060						
Gain on Sale of Shares		275,194						
Expenses	-245,612	-651,016	-335,597	-353,335	-446,232	-578,695	-372,680	-332,613
Net Income (Loss)	-253,284	-493,753	-342,970	-354,167	-441,955	-632,284	256,442	-314,669
Basic & Diluted								
Earnings per share	0.00	-0.01	0.00	0.00	-0.01	-0.01	0.00	0.00

The net losses for the three months ended July 31, 2009, April 30, 2010, July 31, 2010, and October 31, 2010 principally relate to interest income offset by expenses incurred for general working capital and exploration purposes except for the net loss for July 31, 2009 which had a large offsetting amount of $149,535 for Stock-based compensation.

The net income for October 31, 2009 relates to interest income offset by expenses incurred for general working capital purposes and exploration expenses resulting in a net loss of $384,713. This net loss is offset by the gain on sale of the Railroad Project property of $641,155 resulting in the net income for the period of $256,442.

The net loss for January 31, 2010 principally relates to interest income offset by expenses incurred for general working capital and exploration purposes. The net loss is offset by a gain on sale of the Railroad Project property of $583,199 which differs by $57,956 from the quarter ended October 31, 2009 due to the additional legal expenses relating to the transaction expensed during the quarter ended January 31, 2010.

The net loss for January 31, 2011 principally relates to interest income offset by expenses incurred for general working capital purposes and exploration expenses. The net loss is offset by a gain on sale of marketable securities of $275,194, and the write off of advances made to a related party in the amount of $132,060.

The net loss for April 30, 2011 principally relates to interest income offset by expenses incurred for general working capital purposes in the amount of $70,724 and exploration and evaluation expenses in the amount of $174,888.

RESULTS OF OPERATIONS

Three Months ended April 30, 2011 compared with the three months ended April 30, 2010

The Company's net loss totaled $253,284 for the three months ended April 30, 2011, with basic and diluted losses per share of $0.00. This compares with net loss of $441,955 with basic and diluted losses per share of ($0.01) for the three months ended April 30, 2010. The decrease of $188,671 in net loss was principally due to a decrease in exploration and evaluation expenditures of $72,390 and a decrease in general and administrative expenditures of $128,230 in the three months ended April 30, 2011 compared to the same period in 2010. These decreases were the result of management's continued effort to reduce expenses until a financing can be completed.

LIQUIDITY AND CAPITAL RESOURCES

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of an equity or debt financing, the exercise of stock options or the sale of exploration properties or marketable securities owned by the Company. For the three months ended April 30, 2011, the cash resources of the Company decreased by $95,192. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company.

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See "Risk Factors" below. As at April 30, 2011, the Company had $6,846 in cash (January 31, 2011 - $102,038). The Company had a working capital deficiency of $893,359 as of April 30, 2011, compared to working capital deficiency of $720,373 as of January 31, 2011. Working capital has decreased as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities.

Current liabilities of $1,047,450 were up on April 30, 2011, compared to $935,688 as at January 31, 2011 due to the reduction in available cash. The current liabilities are primarily due to accruals for wages and general expenditures. The Company's cash and short-term investments as at April 30, 2011, are not sufficient to pay these liabilities. On April 30, 2011 the Company was attempting to secure a debt and/or equity financing in order to rectify the working capital deficiency that existed. On June 29, 2011 the Company entered into a secured bridge loan agreement with $8,000,000 bridge loan available to the Company. For more details see the "SUBSEQUENT EVENT" section below.

As of April 30, 2011, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

The Company's liabilities and obligations for the following five years as of January 31, 2011, are summarized below:

Liabilities and obligations	Total	January 31, 2012	January 31, 2013-2014	January 31, 2015-2016
Option Agreement(a)	$520,000	$520,000	n/a	n/a
Mining interests (b)	$795,500	$159,100	$318,200	$318,200
Employment Contract (c)	$1,250,000	$250,000	$500,000	$500.000
Corporate expenses (d)	$2,000,000	$400,000	$800,000	$800,000
Total	**$4,565,500**	**$1,329,100**	**$1,618,200**	**$1,618,200**

(a) Under the terms of the option agreement with Sharpe the Company is required to incur expenditures of approximately $520,000 by December 9, 2011 to exercise its option.

(b) Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

> **Gold Wedge Project**
> In order to maintain its property on the Gold Wedge Project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.
> **Pinon Project**
> In order to maintain its lease agreements on the Pinon Project, the Company has to make annual payments of $79,100 for the year ended January 31, 2012 and a commitment of $175,000 (incurred) in exploration expenses which include claim renewal fees of $15,000 to BLM.
> **Fondaway Project**
> In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 and has to pay claim renewal fees to BLM of approximately $15,000.
>
> See "Mining Interests" above.

(c) The Company has an employment contract dated January 1, 2011 with Mr. Larsen the CEO of the Company. The contract is for a term of five years, allows for a base salary of $250,000 per year and also provides for an additional annual bonus payment. Should the contract be terminated prior to the five year term, the contract has an early termination compensation clause whereby the total amount still outstanding for the remainder of the five year term will be paid to Mr. Larsen.

(d) The Company estimates that it will incur approximately $400,000 per year in corporate expenses over the next five years. These expenditures are generally not committed and are discretionary in nature. The Company will continue to monitor the global market situation and may adjust its expenditures, depending on future market conditions.

Management believes that the Company's cash and cash equivalents and short term investments are not sufficient to meet its expenditures for the next five years as the Company has a working capital deficiency balance of $893,359 (total expected expenditures over the next five years - $4,565,000). As a result, the Company will be required to raise additional capital during this period by way of an equity or debt financing, the exercise of options or the sale of an asset to meet its obligations. On June 29, 2011, the Company entered into a secured bridge loan agreement with $8,000,000 bridge loan available to the Company. Still, there is no guarantee that the five year time horizon that management has presented will be realized. See "Risk Factors" below.

The Company has no operating revenues and therefore it must utilize its current cash reserves, income from short-term investments, funds obtained from the exercise of stock options and other financing transactions to maintain its capacity to meet ongoing discretionary exploration and operating activities. Although the Company has obtained financing, the Company did not have sufficient funds on hand to meet its next five year capital requirements, therefore the Company will continue to seek additional equity or debt financing to generate funds.

As of April 30, 2011, the Company had 83,853,825 common shares issued and outstanding, and options outstanding to acquire 7,904,691 common shares of the Company that would raise $790,469 if exercised in full. This is not anticipated until financial markets recover. During the three months ended April 30, 2011, no common shares were issued.

To date, the cash resources of the Company are held with the Royal Bank of Canada.

The Company has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short-term and non-interest bearing.

The Company's liquidity risk with financial instruments is minimal as excess cash is invested in highly liquid bank-backed guaranteed investment certificates.

The funds on hand are not adequate to meet the ongoing discretionary exploration program (See "Mining Interests" above) or the funds to complete the development of its projects, if warranted. The Company is dependent on external financing to fund its activities and as a result the Company will spend its existing capital and raise additional amounts to meet its current discretionary exploration program when economic conditions permit it to do so.

The market value of the Company's investment in public companies as of April 30, 2011, was $84,000. The Company can sell the securities to raise funds to settle its obligations as they arise.

RELATED PARTY TRANSACTIONS

Consulting, wages and salaries for the three months ended April 30, 2011 include a salary of $nil (three months ended April 30, 2010 - $28,843) paid to the President of the Company.

Consulting, wages and salaries for the three months ended April 30, 2011 include a salary of $nil (three months ended April 30, 2010 - $9,840) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $3,593 for the three months ended April 30, 2011 (three months ended April 30, 2010 - $10,219) was paid to the CFO of the Company.

During the three months ended April 30, 2011, a corporation associated with a director and officer of the Company was paid fees of $851 (three months ended April 30, 2010 - $1,072).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Remuneration of Directors and key management personnel of the Company was as follows:

	Three Months Ended April 30	
	2011	2010
Salaries and benefits[1]	$6,750	$0

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services.

Due to related parties balance consists of $389,239 owed to the President and Director of the Company and $29,940 owed to an employee who is also a family member of the President and Director of the Company.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As of April 30, 2011, the Company has 83,853,825 common shares outstanding.

As of April 30, 2011, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
7,904,691	$0.10	June 26, 2014

On June 26, 2009 the Company cancelled 5,842,500 options with exercise prices between CDN$0.29 and CDN$1.44 with various expiry dates between April 13, 2010 and July 13, 2012.

The Company's common shares are listed in the United States on the US OTC:BB symbol RYSMF.

CONTINGENCIES

(a) The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b) An insurance company engaged by the Company has filed a complaint against the Company which states that they were engaged to provide insurance on open account. The Company has informed the insurance company that it does not agree with the insurance company's calculation of amounts invoiced for insurance on the open account. It is the opinion of management that this disagreement will be satisfactorily negotiated and settled and therefore have accrued $50,000 as a settlement.

(c) The Company received an action against it whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company's failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the "DMER"). Management has responded to the DMER and are rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

(d) In the same action the prior lease holder has stated that the Company owes them for storage fees for storing a truck. In the opinion of management the action is without merit and the Company intends to defend itself against this claim.

(e) At April 30, 2011, the Company is involved in litigation and claims, which arise from time to time in the normal course of business. In the opinion of management, any liability that may arise from such contingencies would not be material or have a significant adverse effect on the consolidated financial statements of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

SUBSEQUENT EVENTS

a.) Subsequent to the quarter ended April 30, 2011, the Company announced that it has entered into a secured bridge loan agreement dated June 29, 2011 with Waterton Global Value, L.P. ("Waterton") pursuant to which Waterton has agreed to make an US $8,000,000 bridge loan (the "Credit Facility") available to the Company. The amounts drawn down under the Credit Facility will incur interest at 6% per annum and the scheduled repayment date of the Credit Facility is 16 months after the initial closing date. The Credit Facility is secured by amongst other items, the Company's real property assets in Nevada.

The Company may draw down up to US $4,000,000 on the Credit Facility immediately, and may draw down an additional US$4,000,000 upon completing certain operational milestones at the Company's Goldwedge Property located in Nye

County, Manhattan, Nevada. Subsequent to the quarter ended April 30, 2011, the Company has drawn down $1,224,194.04 of the credit facility.

In connection with the Credit Facility, the Company has agreed to pay Waterton a structuring fee and has also provided Waterton with certain royalty interest relating to its Goldwedge Property. The Company and Waterton have also entered into a gold purchase agreement pursuant to which Waterton has agreed to purchase the Company's production.

b.) On July 1, 2011, the Company received notice of a potential action against it by a lender it had executed a term sheet with during the year regarding the provision of debt or equity financing. The lender claims that the Company breached the provisions of the term sheet and intends to enforce its contractual and economic rights. It is the opinion of management that this disagreement will be satisfactorily negotiated and settled but an estimate of the amount of the settlement cannot be determined at this time.

PROPOSED TRANSACTIONS

There are no proposed transactions of a material nature being considered by the Company. However, the Company continues to evaluate either debt or equity financings and evaluate properties that may be sold in the future.

CONVERSION TO IFRS

Overview
As stated in the opening paragraph of this document, these are the Company's first unaudited condensed interim consolidated financial statements prepared in accordance with IAS 34, using policies consistent with IFRS.

The accounting policies described in Note 2 of the unaudited condensed interim consolidated financial statements for the three months ending April 30, 2011 and 2010, have been applied in preparing the financial statements for the three months ended April 30, 2011 and in preparation of an opening IFRS statement of financial position at February 1, 2010 (the Company's Transition Date) and January 31, 2011.

First Time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First time Adoption of International Financial Reporting Standards ("IFRS 1"), which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires retrospective application of

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three Months Ended April 30, 2011
Discussion Dated July 28, 2011

IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions in its preparation of an opening IFRS statement of financial position as at February 1, 2010:

- To apply IFRS 2 Share based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
- To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
- To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company's opening IFRS statement of financial position as at the transition date are consistent with those made under Canadian GAAP.

Note 2 and Note 19 of the unaudited condensed interim consolidated financial statement for the three months ending April 30, 2011 and April 30, 2010 provide the details of the significant policies and changes to the Company's accounting policies on adoption of IFRS.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's unaudited condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from those estimates. The unaudited condensed interim consolidated financial statements for the three months ending April 30, 2011 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements for the three months ending April 30, 2011 and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three Months Ended April 30, 2011
Discussion Dated July 28, 2011

___

economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following and are explained in detail in Note 2(q) of the unaudited condensed interim consolidated financial statements for the three months ending April 30, 2011:

- Impairment of assets
- Useful life of equipment
- Restoration, rehabilitation and environmental obligations
- Income taxes and recovery of deferred tax assets

FUTURE ACCOUNTING CHANGES

IFRS 9 Financial Instruments ("IFRS 9")

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments Recognition and Measurement ("IAS 39"). IFRS 9 used a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing he multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

IFRS 10 Consolidated Financial Statements ("IFRS 10")

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPE's in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (208). The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Company is assessing the impact of IFRS 10 on its financial statements.

IFRS 11 Joint Arrangements ("IFRS 11")

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 - Joint Controlled Entities - Non-Monetary Contributions by Venturers. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on February 1, 2013. The Company is assessing the impact of IFRS 11 on its financial statements.

IFRS 13 Fair Value Measurement ("IFRS 13")

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements.   IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10-13.

Future Accounting Changes

The IASB is expected to publish new IFRSs on the following topics during 2011. the company will assess the impact of these new standards on the Company's operations as they are published.

- Hedge accounting
- Leases
- Revenue recognition
- Stripping costs and
- Financial instruments

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

- to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
- to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves, accumulated other comprehensive loss and deficit which at April 30, 2011, totaled $(182,074) (January 31, 2011 - $39,210 and February 1, 2010 - $1,680,055). Note that included in the balance presented is a deficit of $38,355,080 as at April 30, 2011 (January 31, 2011 - $38,101,796).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company's capital management objectives, policies and processes have remained unchanged during the three month period ended April 30, 2011. The Company is not subject to external capital requirements.

PROPERTY AND FINANCIAL RISK FACTORS

(a) Property risk

The Company's gold and coal interests being the Goldwedge Project, Pinon Project, and Kentucky Project (collectively "Property Interests") are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's existing Property Interests would have a material adverse effect on the Company's financial condition and results of its operations.

(b) Financial risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, reclamation bonds and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

Due from related parties consist of amounts due from a company under common management.

(ii) Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2011, the Company had a cash balance of $6,846 (January 31, 2011 - $102,038 and February 1, 2010 $745,779) to settle current liabilities of $1,047,450 (January 31, 2011 - $935,688 and February 1, 2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company continues to seek sources of additional capital to improve it's liquidly position. Subsequent to quarter ended April 30, 2011, the Company secured financing of $8,000,000.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

(b) Foreign currency risk

The Company's functional and reporting currency is the US dollar and major purchases are transacted in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general corporate expenditures.

(c) Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

- The Company's marketable securities are subject to fair value fluctuations. As at April 30, 2011, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the three months ended April 30, 2011 would have been approximately $8,400 higher/lower. Similarly, as at April 30, 2011, reported shareholders' equity would have been approximately $8,400 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
- Cash, sundry receivables, due from and to related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign

currency risk. As at April 30, 2011, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive loss would be affected by approximately $40.

- Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As at April 30, 2011, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors below.

Exploration Stage Company and Exploration Risks
The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in USA. The properties of the Company have no established reserves. There is no assurance that any of the projects can be mined profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all, from its mineral properties. Any profitability in the future from the business of exploration will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time that even a combination of management's careful evaluation, experience and knowledge may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration, development and production programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related

to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves that are sufficient to commercially mine some of the Company's properties and construct, complete and install mining and processing facilities on those properties that are actually mined and developed.

No History of Profitability from Mineral Exploration

The Company is a development stage company with no history of profitability from mineral exploration. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Government Regulations

The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In order for the Company to carry out its mining activities, the Company's exploitation licenses must be kept current. There is no guarantee that the Company's exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and there can be no assurances that any application to renew any existing licenses will be approved. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licenses which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

Market Fluctuations and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company's control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance
The Company is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Company.

Environmental Protection
The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds.

Capital Investment
The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favorable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Conflicts of Interest
Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in base and precious metal exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other

companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Dependence on Key Employees

The Company's business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the audited consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the audited consolidated financial statements, and (ii) the audited consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the audited consolidated financial statements.

In contrast to the certificate required under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP. The Company's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three Months Ended April 30, 2011
Discussion Dated July 28, 2011

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.